EXHIBIT 12.1
ASSURANT, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	March 31, 2018	2017	2016	2015	2014	2013
Income before income taxes	$136.5	$444.5	$848.6	$201.2	$744.1	$789.7
Fixed charges	23.7	57.4	66.5	65.7	68.5	86.8
Income as adjusted	$160.2	$501.9	$915.1	$266.9	$812.6	$876.5
Fixed charges:
Interest expense, including discount amortization	$21.5	$49.5	$57.6	$55.1	$58.4	$77.7
Portion of rents representative of an appropriate interest factor	2.2	7.9	8.9	10.6	10.1	9.1
Total fixed charges	$23.7	$57.4	$66.5	$65.7	$68.5	$86.8
Ratio of consolidated earnings to fixed charges	6.76	8.74	13.76	4.06	11.86	10.10